UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Availability of its Next Generation Radio Frequency Optimized 5G Module

DISH Wireless adopts Sierra Wireless EM92 Series 5G modules to connect with its new SMART 5G™ network through Band N70

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 28, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced the availability of its next generation 5G mobile broadband embedded modules, the Radio Frequency (RF) optimized EM92 Series. This latest edition to the Sierra Wireless line up will enable the most demanding, business-critical, industrial and networking use cases.

First announced in May of 2021, the EM92 Series 5G modules feature 3GPP Release 16 standard capabilities at a cost-effective price and provide secure connectivity at high speeds with low latency worldwide. The EM92 is ideal for demanding broadband applications such as high definition live video, industrial IoT deployments like machine vision and drones, networking use cases that require reliable broadband communications equivalent to previous wired technologies, and many other new IoT applications.

Being RF-optimized, the modules reduce the complexity of 5G designs and improve global network coverage by supporting more global carrier bands, enabling OEMs, system integrators and other companies to easily integrate 5G connectivity into their products. Customers can make the most of 5G’s high speeds and ultra-low latency while shortening time-to-market, future proofing designs, and ensuring the security of deployment on a worldwide scale.

“For engineers and product managers who want to connect next generation 5G products, the EM92 5G module has been engineered to cater to the most demanding and bandwidth intensive business critical applications,” said Olivier Pauzet, VP of Product & IoT Solutions, Sierra Wireless. “We’ve optimized the RF in this module so that it supports multiple technologies allowing flexibility in design, and even more global carrier bands minimizing SKUs and streamlining logistics to enable the simple, rapid and cost-effective worldwide deployment of next generation 5G IoT applications. It supports both 5G and 4G TDD/FDD networks, with 68 bands for truly global coverage with a single SKU.”

“Sierra Wireless is a trusted partner of DISH,” said Stephen Bye, Chief Commercial Officer, DISH Wireless. “The new 5G EM92 Series modules will feature support for spectrum band N70 and will be the first certified module for use on our 5G network. This partnership will further enable IoT innovation.”

“Sierra Wireless’ 5G modules provide AVIWEST with the fast, low latency and reliable 5G connectivity needed to stream high-definition videos from live worldwide events such as the Olympics, to broadcasters’ production facilities, allowing broadcasters to realize the cost, performance and simplicity of 5G-powered remote production,” said Ronan Poullaouec, CTO at AVIWEST.

EM Series Modules

The EM92 Series of 5G modules aims to make 5G more affordable, while building on the success of the company’s EM91 Series which includes both the EM9190 5G mmWave/Sub-6/LTE New Radio (NR) and EM9191 5G Sub-6/LTE NR standards-based M.2 modules. Both series of modules in Sierra Wireless’ embedded broadband portfolio deliver unprecedented bandwidth and network performance and have been designed to securely connect to 5G networks around the world. Security is designed in at the forefront right from the start of module development to minimize security risks, as well as additional time in certification requirements.

Transforming Industries with 5G

5G’s higher data speeds and capacity, wider coverage, and lower latency are transforming the IoT industry by enabling next-generation computing and edge-to-cloud applications, and enabling the expansion of the mobile ecosystem to new industries such as smart manufacturing, connected healthcare and smart cities.

By 2025, 5G networks are likely to cover one-third of the world’s population and account for as many as 1.2 billion connections according to the GSMA. The impact on the mobile industry and its customers will be profound. It’s no surprise then that the industry is investing heavily in 5G, with mobile operators expected to spend $1.1 trillion worldwide between 2020 and 2025 in mobile CAPEX, roughly 80 per cent of which will be on 5G networks.

Availability

Sierra Wireless’ 5G EM92 Series modules are available for sampling in May, with commercial availability expected at the end of Q3 2022.

Resources

• Webinar: 5G for IoT - Designing Today and Preparing for Tomorrow

• White Paper: 5G for Enhanced Mobile Broadband is Here

• White Paper: Considering 5G for your next product?

• White Paper: Designing with 5G NR mmWave?

For more information, visit: https://www.sierrawireless.com/iot-solutions/products/em9291/; https://www.sierrawireless.com/iot-solutions/iot-modules/5g-modules/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: April 28, 2022